EXHIBIT 12.1

ARCHSTONE-SMITH OPERATING TRUST

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(Dollar amounts in thousands)

(Unaudited)

	Nine Months Ended September 30,		Twelve Months Ended December 31,
	2007(1)	2006(1)	2006(1)	2005(1)	2004(1)	2003(1)	2002(1)
Earnings from operations	$106,116	$131,334	$171,502	$107,300	$84,273	$71,183	$78,634
Add:
Interest expense	210,360	150,402	216,673	125,013	100,018	92,211	95,053
Earnings as adjusted	$316,476	$281,736	$388,175	$232,313	$184,291	$163,394	$173,687

Fixed charges:
Interest expense	$210,360	$150,402	$216,673	$125,013	$100,018	$92,211	$95,053
Capitalized interest	37,575	39,638	51,808	39,111	23,572	26,854	32,377
Total fixed charges	$247,935	$190,040	$268,481	$164,124	$123,590	$119,065	$127,430

Ratio of earnings to fixed charges	1.3	1.5	1.4	1.4	1.5	1.4	1.4

(1)          Net earnings from discontinued operations have been reclassified for all periods presented.